DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

December 28, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Christie Wong, Jeanne Baker, Jane Park and Conlon Danberg

Re:	GigCapital5, Inc.

Amendment No. 5 Registration Statement on Form S-4

Filed November 24, 2023

File No. 333-269760

Dear Mses. Wong, Baker and Park and Mr. Danberg:

Set forth below are responses to the comments that were provided by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to our client, GigCapital5, Inc. (the “Company” or “GigCapital5”), by your letter dated December 15, 2023, regarding the above-referenced filing (“Amendment No. 5”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

In addition to the responses to the Staff’s comments, concurrently with the filing of this letter, GigCapital5 will file Amendment No. 6 to the Registration Statement on Form S-4 (“Amendment No. 6”) to reflect the Staff’s requested disclosure edits. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 5 if referring to the Staff’s comment, or to Amendment No. 6 if in the response.

Amendment No. 5 to Form S-4 filed on November 24, 2023

Q: What equity stake will current GigCapital5 public stockholders, the Sponsor and former QT Imaging equityholders hold...?, page 13

1.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by investors at each of the redemption levels detailed in your sensitivity analysis. For example, we refer to your disclosure on page 50 relating to the securities that QT Imaging will issue to Yorkville as consideration for the Pre-Paid Advance prior to the closing of the business combination. With reference to the Stock Subscription Agreements, SEPA/Yorkville Financing, September and November Non-Redemption Agreements, and any other recent financings, please address the need to update these tables, including the additional potential dilution section. Please also revise your disclosure, where appropriate, to include the definition of the “Pre-Advance Closing.”

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 14 – 15, 68 – 69, 179 – 180 of Amendment No. 6 to explain that former holders of QT Equity Securities will

U.S. Securities and Exchange Commission

December 28, 2023

include, among other things, the parties to the Stock Subscription Agreements, the September 2023 Non-Redemption Agreements and the December 2023 Non-Redemption Agreements, and Yorkville which will receive shares of QT Imaging Common Stock as consideration for the Pre-Paid Advance equal to that number of shares that Yorkville as a stockholder of QT Imaging will receive pursuant to the Business Combination Agreement, including 1,000,000 shares of GigCapital5 Common Stock. In addition, on page 15, we added additional dilutive effect of the conversion of the Yorkville Pre-Paid Advances and any additional shares of Combined Company Common Stock, which may be issued under the Yorkville SEPA. Furthermore, as the revised disclosure states, the parties to the November 2023 Non-Redemption Agreements are also parties to the Stock Subscription Agreements, and as such, they are only going to hold shares through one or the other of such agreements, and since the tables contemplate them holding shares pursuant to the Stock Subscription Agreements, there are no shares included in the tables for the November Non-Redemption Agreements.

Unaudited Pro Forma Financial Statements , page 156

2.

With reference to the Net Tangible Assets Test disclosed on page 147, we note that Scenario 4 and 8 have net tangible assets less than $5,000,001. Please address the appropriateness of reflecting such scenarios.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 148 of Amendment No. 6.

3.	We have the following comments on your calculations of net tangible assets on pages 147 and 148:

•

We note that pro forma cash adjustment related to the Yorkville Financing as reflected in Note B5 and your pro forma financial statements is $9,005,000. Please confirm that the associated transaction costs are reflected in the incremental transaction costs incurred line item. If not, please address the need to only reflect the $9,005,000 proceeds in your calculation of net tangible assets; and

•

With reference to the terms of the November 23, 2023 Non-Redemption Agreements, please address how you are reflecting the cash payment by GigCapital5 with cash from its trust account in a per share amount equal to the redemption price less $2.50 per share. Please also confirm that your pro forma financial statements reflect these payments.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 147 – 148 of Amendment No. 6 with respect to the first bullet point.

With respect to the second bullet point, as noted above in response to Comment 1, the parties to the November 2023 Non-Redemption Agreements are also parties to the Stock Subscription Agreements, and as such, they are only going to hold shares through one or the other of such agreements, and the subscribers under the Stock Subscription Agreements may either make cash payments to purchase shares of QT Imaging Common Stock that are then exchanged into shares of Combined Company Common Stock upon the completion of the Business Combination or not redeem their shares of GigCapital5 Common Stock in connection with the completion of the Business Combination, and as a result, keep $2.50 per share in funds in the trust account. Please see the revised disclosure on pages 13-15, 68-69, 154-155 and 179-180. For purposes of the pro forma financial statements, the Company has prepared them with the assumption that shares are being acquired under the Stock Subscription Agreement.

4.	With reference to your tabular presentation of the pro forma shares of the combined Company on pages 153 and 154, please address the following:

•	Expand footnote 5 to clarify and explain how you determined the 693,675 shares related to the Conversion of QT Imaging Convertible Notes;

•	With reference to your disclosures on page 148, address the need to present the 1,200,000 share of combined company stock will be issued in connection with the Stock Subscription Agreement; and

•	With reference to the SEPA agreement, please address the need to include shares to be issued as consideration for the pre-paid advance.

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December 28, 2023

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosures on pages 154 – 155 of Amendment No. 6 with respect to the first bullet point.

With respect to the second bullet point, the Company has revised its disclosure on page 148 and also added footnote (1) on pages 14 – 15, 68 – 69, 172 – 173 and 179 – 180 of Amendment No. 6, which clarifies that the parties to the Stock Subscription Agreement will be issued certain shares of QT Imaging Common Stock. Such shares of QT Imaging Common Stock upon completion of the Business Combination will be exchanged for the shares of the Combined Company Common Stock pursuant to the terms of the Business Combination Agreement, and as such, 13,813,732 shares of the Combined Company Common Stock allocated to the former holders of QT Equity Securities are inclusive of the shares of the Combined Company Common Stock issuable to the subscribers under the Stock Subscription Agreements.

With respect to the third bullet point, the Company has revised its disclosure on page 15 of Amendment No. 6 to show potential dilution from the conversion of the Yorkville pre-paid advance and the issuance of shares under any other Advances under the SEPA.

5.

With regard to Notes B2 through B5, please ensure that your textual disclosures identify the balance sheet line items impacted by the adjustment and provide sufficiently detailed information to clearly tie such information to actual pro forma adjustments that are reflected in the pro forma financial statements. In addition, ensure that each adjustment in the pro forma financial statements are appropriately labeled, particularly adjustments B2, B4 and B5.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 172 – 173 of Amendment No. 6.

6.	We have the following comments regarding Notes B2, B3 and B4:

•

With regard to Notes B2 and B3, expand your disclosures to quantify the proceeds received and discuss the related conversion terms. Disclose the deemed price per share paid for the Combined Company shares to be issued at conversion;

•	With regard to Note B4, please disclose the deemed conversion price per share for the Senior Secured Convertible Notes and the per share subscription price for the Stock Subscription Agreements;

•

It appears that the deemed conversion price and per share subscription price are substantially below the redemption price. If so, this fact should be disclosed and discussed throughout the filing, including under risk factors, as these prices seem to indicate the redemption price exceeds the fair value of shares currently being issued. Address this comment as it relates to the Senior Secured Convertible Notes discussed in Notes B2 and B3; and

•

Address the need to include the impact, if any, of these new agreements on your presentation of Additional Potential Dilution tables presented on page 14 as well as your other applicable prospectus disclosure.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 15 and 172 – 173 of Amendment No. 6. In addition, with respect to the third bullet point, please also see the revised disclosure on pages 13, 16, 23, 43, 50, 119-120, 148, 242 and 361.

7.

In the second paragraph of Note B4, you reference Early Investor Consideration Shares. Please explain the nature of these shares, the context in which they were issued and their underlying accounting. Address the need to discuss these shares elsewhere in the filing as we see no other reference.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 172 of Amendment No. 6 to add a definition “Early Investor Consideration Shares” and has added references to such term on pages 306 and 307.

U.S. Securities and Exchange Commission

December 28, 2023

8.

With regard to Note B6, and with reference to the terms of the non-redemption agreements, please expand your disclosures to indicate how you are accounting for the shares of QT Imaging Common stock that will be issued to the NRA stockholders. Tell us the authoritative literature you are relying on.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 174 of Amendment No. 6.

9.

For Notes C1, C2, C3 and C4, please quantify the amount of the cash settlement of the Working Capital Notes and where such adjustment is included your pro forma balance sheet. In this regard, we do not see any associated adjustments to your cash and cash equivalents line item.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 174 of Amendment No. 6.

10.

With reference to Note J3, we note that the fair value of the Merger Consideration Earnout shares increased substantially from the amount presented in the prior amendment. With reference to the changed terms of the earnout agreement, your current revenues, projected revenues and the probability of obtaining regulatory including FDA clearances, and probabilities of other Triggering Events related to the open angle scanner, please provide us details and expand your disclosures to provide the underlying assumptions to support your $49.9M earnout liability and the basis for such recognition.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 176 of Amendment No. 6.

11.

With reference to the terms of the Yorkville financing agreement, please explain how you are accounting for, and presenting in your pro forma financial statements, the 1,000,000 share of QTH Holdings to be issued upon completion of the Business Combination. In this regard, you indicate the issuance is consideration for the Pre-Paid Advance.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on 14 – 15, 68 – 69, 179 – 180 of Amendment No. 6.

12.

With regard to Note 3. Loss per share, please address the need revise this information for the impact that the Stock Subscription Agreements, Yorkville Financing, September and November Non-Redemption Agreements, and any other recent financings had on your pro forma weighted average share calculation as well as your outstanding or potential shares of the Combined Company common stock equivalents that were excluded from the computation of pro forma diluted loss per share. For clarity, please consider presenting the related material pro forma shares issued and pro forma potential shares separately for each transaction.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 178 of Amendment No. 6.

13.

On page F-68, you disclose that (i) QT Imaging’s Working Capital Note was amended to increase the principal amount to $705,000 and (ii) QT Imaging entered into a Securities Purchase Agreement for a Bridge Loan in the aggregate amount of $1 million. Please tell us how you reflected such transactions in the pro forma financial statements.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure in Note (J6) on page 158 and Note (B4) on page 172 of Amendment No. 6.

14.	With reference to the terms of the November 23, 2023 Non-Redemption Agreement, address the need to reflect the impact of this agreement in your pro forma financial statements.

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December 28, 2023

RESPONSE: The Company acknowledges the Staff’s comment and as noted above in response to Comment 1, the parties to the November 2023 Non-Redemption Agreements are also parties to the Stock Subscription Agreements, and as such, they are only going to hold shares through one or the other of such agreements, and the subscribers under the Stock Subscription Agreements may either make cash payments to purchase shares of QT Imaging Common Stock that are then exchanged into shares of Combined Company Common Stock upon the completion of the Business Combination or not redeem their shares of GigCapital5 Common Stock in connection with the completion of the Business Combination, and as a result, keep $2.50 per share in funds in the trust account. Please see the revised disclosure on pages 13-15, 68-69, 154-155 and 179-180. For purposes of the pro forma financial statements, the Company has prepared them with the assumption that shares are being acquired under the Stock Subscription Agreement.

QT Imaging Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the nine months ended September 30, 2023 and 2022, page 308

15.

You indicate that revenue decreased by $671,490 to $35,404 for the nine months ended September 30, 2023 from $706,894 for the nine months ended September 30, 2022. The decrease in revenue was primarily attributable to the sale of two QT Breast Scanners in 2022 as compared with no scanners sold in 2023. Please expand your disclosures to fully address why no scanners were sold in 2023.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 309 of Amendment No. 6.

Background of the Business Combination, page 363

16.

We note your disclosure on page 374 that GigCapital5 and QT Imaging met with potential financing sources that could provide access to capital for the combined company in June 2023 and entered into a non-binding term sheet with Yorkville on July 27, 2023. Please expand your disclosure to clarify who selected the potential financing sources and disclose whether the investor has a relationship with the GigCapital5, the Sponsor, QT Imaging or their affiliates. Please also disclose the material terms and the evolution of the negotiation of such key terms in the term sheet and standby equity purchase agreement.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 376 of Amendment No. 6.

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U.S. Securities and Exchange Commission

December 28, 2023

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

cc:	Dr. Raluca Dinu

Enclosures